Via Facsimile and U.S. Mail
Mail Stop 6010

July 20, 2007

Stephen H. Willard
Chief Executive Officer
Flamel Technologies S.A.
Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
Venissieux Cedex, 69693
France

Re: **Flamel Technologies S.A.**
        Form 20-F for the Fiscal Year Ended December 31, 2006
        Filed April 30, 2007
        File Number: 000-28508

Dear Mr. Willard:

        We have limited our review of your filing to the issues we have addressed in our
comments. Where indicated, we think you should revise your document in response to
these comments. If you disagree, we will consider your explanation as to why our
comments are inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

ITEM 5. Operating and Financial Review and Prospects, page 31

Liquidity and Capital Resources, page 35

1.   Please explain to us why the impact of "payables related to capital investments"
        that were apparently used to complete the Micropump production facility had an
        impact on your operating cash flows as it appears this would be more of an
        investing activity.

2.   Also explain to us why the amounts spent under the restricted funding from GSK
        are shown as uses of cash here and in your statement of cash flows. We note that
        paragraph 19(c) of SFAS 95 seems to designate the proceeds from these activities
        as financing, but the uses of these proceeds appear to be more investing activities
        under paragraph 17(c). Please provide any specific references to the applicable
        authoritative literature upon which you relied in making this determination.

Financial Statements – December 31, 2006

4. Stock based compensation, page F-15

4.4 Stock Options, page F-18

3.   Please provide us in disclosure-type format the disclosures required by paragraphs
        A240-A241 of SFAS 123R related to deferred compensation, the expected
        recognition period and intrinsic value. Refer to paragraphs A240(c)(2), A240(d),
        and A240(h) of SFAS 123R.

Exhibits 12.1 and 12.2

4.   Please amend your certifications to include the following changes:
        • A conformed signature above the signature line at the end of the certifications.
        • Remove the title of the certifying individual at the beginning of the
          certifications.
        • Replace the word "annual report" with "report" in paragraphs 2, 3 and 4.
        • Revise the first sentence of paragraph 4 to reference internal "control" over
          financial reporting.
        • Revise paragraph 4(b) to reference generally accepted "accounting" rather
          than "according" principles.

                                        * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
furnish your letter on EDGAR under the form type label CORRESP. Please understand
that we may have additional comments after reviewing your amendment and responses to
our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant